July 10, 2020

VIA EDGAR

Mr. Robert Klein

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Pzena Investment Management, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed March 10, 2020

File No. 001-33761

Dear Mr. Klein:

We are responding to your comment letter dated June 25, 2020 regarding the Form 10-K (“2019 Form 10-K”) filed March 10, 2020 by Pzena Investment Management, Inc. (“Pzena, Inc.”).

In order to expedite your review, we have repeated (in bold) your comments and set forth our responses directly below the comment.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Income, page 29

1.

We note your reconciliation of GAAP to non-GAAP measures provided on page 30. In the table, we note that you present a "GAAP Net Income" of $8,462, which reconciles down to an "As adjusted Net Income" amount. However, the $8,462 does not reconcile to the Company's net income line item on page F-5, but instead appears to reconcile to the "Net Income Attributable to Pzena Investment Management, Inc." line item. In addition, we note that you disclose a "Basic Weighted Average Shares Outstanding" of 74,199,308 in your as adjusted diluted EPS calculation; however, it appears that this amount reconciles to your "Diluted Weighted Average Shares Outstanding" amount on page F-5. Please revise your future filings to correctly identify the correct line items and amounts in the tabular reconciliation of GAAP to non-GAAP measures. In addition, revise the "As adjusted Net Income" line item to label it "As adjusted Net Income Attributable to Pzena Investment Management, Inc." in your future filings.

United States Securities and Exchange Commission

July 10, 2020

Response:

In our second quarter 2020 form 10-Q and all future filings, to the extent relevant, we will revise our non-GAAP reconciliation to clearly and correctly identify the line items and amounts in the tabular reconciliation of GAAP to non-GAAP measures.  In addition, we will revise the “As adjusted Net Income” line item to label it “As adjusted Net Income Attributable to Pzena Investment Management, Inc.” in all future filings.

2. We note from your disclosure in footnotes 1 and 2 to the table on page 30 that the adjustment amounts appear to be presented "net" of income taxes. Please revise your future filings to reflect the impact of income taxes as a separate adjustment and to explain how the tax impact is calculated. Refer to Question 102.11 of the updated Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

In our second quarter form 10-Q and all future filings, to the extent relevant, we will revise our non-GAAP adjustment to separate the impact of income taxes as a separate adjustment and clearly explain how the tax impact is calculated.

Assets Under Management and Flows, page 33

3.

We note from your disclosure on page 20 that approximately 45% of your assets under management ("AUM") were invested in securities denominated in currencies other than the U.S. dollar at December 31, 2019. Please revise your future filings to disaggregate the impact of foreign exchange revaluations on your AUM in the roll-forward provided on page 37 and expand the corresponding disclosure to discuss material known trends and changes to both appreciation (depreciation) and FX.

Response:

In future filings, we will disclose the impact of foreign exchange translation as a separate line item in our Assets under Management rollforward. A draft of our disclosure is presented below (please note this disclosure is presented for the year ended December 31, 2019 and will be presented for all required periods in our future filings).

United States Securities and Exchange Commission

July 10, 2020

Assets under Management

The following table presents changes in our reported Assets under Management by distribution channel:

Assets Under Management		For the Year Ended December 31, 2019
		(in billions)
Separately Managed Accounts		
Assets		
Beginning of Period	$	12.6
Inflows		*3.2*
Outflows		*(2.0)*
Net Flows		1.2
Market Appreciation/(Depreciation)		2.5
Foreign Exchange[1]		0.1
End of Period	$	16.4
Sub-Advised Accounts		
Assets		
Beginning of Period	$	18.8
Inflows		*3.0*
Outflows		*(3.4)*
Net Flows		(0.4)
Market Appreciation/(Depreciation)		4.0
Foreign Exchange[1]		-
End of Period	$	22.4
Pzena Funds		
Assets		
Beginning of Period Assets	$	2.0
Inflows		*0.4*
Outflows		*(0.4)*
Net Flows		-
Market Appreciation/(Depreciation)		0.4
Foreign Exchange[1]		-
End of Period	$	2.4
Total		
Assets		
Beginning of Period	$	33.4
Inflows		*6.6*
Outflows		*(5.8)*
Net Flows		0.8
Market Appreciation/(Depreciation)		6.9
Foreign Exchange[1]		0.1
End of Period	$	41.2

1 Foreign exchange reflects the impact of translating non-U.S. dollar denominated AUM into U.S. dollars for reporting purposes.

United States Securities and Exchange Commission

July 10, 2020

Expenses

Year Ended December 31, 2019 versus December 31, 2018, page 39

4.

We note that you incurred a significant increase in your non-recurring compensation and benefits expenses due to the issuance of certain unit-based and other awards to a number of the firm’s key contributors during the fourth quarter of 2019. Please provide us with more details of this issuance, including the specific type of award, vesting conditions and other terms of the awards with cross-reference to your disclosures in footnote 3 beginning on page F-16.

Response:

The “unit-based” awards we refer to on page 39 of our 2019 Form 10-K represent certain Class B-1 units, first issued on December 31, 2019.  These Class B-1 units, first described on page 1 of the 2019 Form 10-K as well as in footnote 3 beginning on page F-16, are entitled to receive distributions and will participate in additional value only to the extent there has been appreciation subsequent to the issuance of the Class B-1 membership unit.  Class B-1 membership units of the operating company are held by employees and have not been issued corresponding shares and do not have voting rights.

The 3,683,073 Class B-1 units disclosed on page F-17 were issued as a one-time grant outside of our year-end bonus structure.  These units vest immediately and represent the unit-based award issuances and non-cash compensation expenses we do not expect to recur.  We will clarify this issuance as non-recurring in future filings.

Notes to Consolidated Financial Statements

Note 3 - Compensation and Benefits, page F-16

5. We note your disclosure of option activity on page F-20 and vesting roll-forward of phantom units on page F-21. However, it is not clear where you have disclosed the number, roll-forward and weighted average grant-date fair value of all nonvested stock options. Please revise your future filings to disclose the number and weighted-average grant-date fair value for all of your nonvested stock options at the beginning and end of the year, with roll-forward activity, in accordance with ASC 718-10-50-2(c)(2) or tell us why this disclosure is not required.

Response:

We acknowledge that ASC 718-10-50-2c.2 requires disclosure for equity instruments, other than share options or share units, of the following information for the most recent year for which an income statement is provided: the weighted-average grant date fair value for nonvested awards at the beginning and end of the year and for those awards granted, vested or distributed, and forfeited during the year.

United States Securities and Exchange Commission

July 10, 2020

Because ASC 718-10-50-2c.2 excludes share options and those equity instruments specified in ASC 718-10-50-2c.1 from its disclosure requirements, we have not disclosed the weighted average grant-date fair value for our nonvested stock options at the beginning and end of the year, or for those stock options granted, vested or distributed, or forfeited during the year. Instead, for our stock options we include the disclosures required by ASC 718-10-50-2c.1: the weighted average exercise prices for outstanding and exercisable stock options at the beginning and end of the year and for those stock options granted, exercised or converted, forfeited, and expired during the year.

Please do not hesitate to call me at 212-583-1304 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Jessica R. Doran
Name: Jessica R. Doran
Title: Chief Financial Officer